Exhibit 99.2

(An exploration company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

This Management’s Discussion and Analysis (the “MD&A”) for Fury Gold Mines Limited (“Fury Gold” or the “Company”) should be read in conjunction with the condensed interim consolidated financial statements of the Company and related notes thereto for the three months ended March 31, 2025. The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). All dollar amounts presented are expressed in thousands of Canadian dollars unless otherwise stated. Certain amounts presented in this MD&A have been rounded. The effective date of this MD&A is May 14, 2025.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2025 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	1

Section 1: Forward-looking statements and risk factors

1.1	Forward-looking statements

Certain statements made in this MD&A contain forward-looking information within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s views regarding those future outcomes and may not be appropriate for other purposes. When used in this MD&A, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Specific forward-looking statements in this MD&A include, but are not limited to: the Company’s exploration plans and objectives and the timing and costs of these plans; future capital expenditures and requirements, and sources and timing of additional financing; the timing, costs and success of the Company’s exploration activities, estimates of the Company’s mineral resources; the realization of mineral resource estimates; any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; capital expenditures; the Company’s plans for its portfolio interests in Dolly Varden Silver Corporation and Sirios Resources Inc. and the realization of carrying values of securities held for resale, and liabilities related to unused tax benefits or flow-through obligations; statements relating to the business, operations or prospects of the Company; and other events or conditions that may occur in the future.

The forward-looking statements contained in this MD&A represent the Company’s views only as of the date such statements were made and may change. Many assumptions are subject to risks and uncertainties, and so may prove to be incorrect, including the Company’s budget, including expected costs and the assumptions regarding market conditions and other factors upon which the Company has based its expenditure expectations; the Company’s ability to complete its planned exploration activities with its available working capital; the Company’s ability to raise additional capital to proceed with its exploration plans; the Company’s ability to obtain or renew the licences and permits necessary for exploration; the Company’s ability to obtain all necessary regulatory approvals, permits and licences for its planned exploration activities under governmental and other applicable regulatory regimes including the legally, mandated consultation process with affected First Nations; the Company’s ability to complete and successfully integrate acquisitions; the effects of climate change, extreme weather events, tariffs, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; the Company’s expectations regarding the demand for, and supply and price of, precious metals; the Company’s ability to recruit and retain qualified personnel; the Company’s resource estimates, and the assumptions upon which they are based; the Company’s ability to comply with current and future environmental, safety and other regulatory requirements.

The foregoing is not an exhaustive list of the risks and other factors that may affect any of the Company’s forward-looking statements. Readers should refer to the risks discussed herein and in the Company’s Annual Information Form (the “Annual Information Form”) for the year ended December 31, 2024, subsequent disclosure filings with the Canadian Securities Administrators, the Company’s annual report on Form 20-F for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission (the “SEC”) (the “2024 Form 20-F Annual Report”), and subsequent disclosure filings with the SEC, available on SEDAR+ at www.sedarplus.com and with the SEC at www.sec.gov, as applicable.

The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

Readers are cautioned not to place heavy reliance on forward looking statements.

Cautionary Note to United States Investors concerning Estimates of Measured, Indicated, and Inferred Resource Estimates:

This MD&A uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, which are Canadian mining terms as defined in, and required to be disclosed in accordance with, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on mineral resources and mineral reserves (“CIM Definition Standards”), adopted by the CIM Council, as amended. Mining disclosure under U.S. securities law was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The SEC has adopted rules to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards. Readers are cautioned that despite efforts to harmonize U.S. mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined by CIM and used in NI 43 101, and there is no assurance that any mineral reserves or mineral resources that an owner or operator may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the owner or operator prepared the reserve or resource estimates under the standards of Regulation S-K 1300.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2025 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	2

As a “foreign private issuer” under United States securities laws, the Company was previously eligible to file its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system. Consequently, the Company was not required to provide disclosure on its mineral properties under US Regulation S-K 1300 but rather provided disclosure under Canadian NI 43-101 and the Canadian Institute of Mining and Metallurgy (CIM) Standards. The Company has lost its eligibility to file its annual report on Form 40-F using Canadian standards due to the non-affiliate market capitalization of its public share float having a market value less than US$75 million from the year ended December 31, 2023. Consequently, all Form 20-F Annual Reports filed by the Company with the SEC will include disclosure on the Company’s material properties in accordance with the requirements of Regulation S-K 1300 which as noted above may materially differ from the requirements of NI 43-101 and the CIM Definition Standards.

There is no assurance any mineral resources that the Company may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43- 101 would be the same had the Company prepared the resource estimates under the standards adopted under the Regulation S-K 1300. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves.

The Company has no mineral reserves which require that the estimated resources be demonstrated to be economic in at least a pre-feasibility study. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Although in Canada, “inferred mineral resources” are subject to an expectation that there must be a reasonable probability of upgrading a majority of an inferred resource into a measured or indicated category, inferred resources have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this MD&A describing the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

See the heading “Resource Category (Classification) Definitions” in the 2024 Form 20-F Annual Report for a more detailed description of certain of the mining terms used in this MD&A.

1.2	Qualified persons and technical disclosures

Bryan Atkinson. P.Geol., Senior Vice President, Exploration, and Valerie Doyon, P.Geo., Senior Project Geologist, of the Company are each a “qualified person” or “QP” under and for the purposes of NI 43-101 with respect to the technical disclosures in this MD&A in respect to the Committee Bay and the Quebec projects respectively.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2025 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	3

Section 2: Business Overview

Fury Gold is a Canadian-focused gold exploration company strategically positioned in two prolific mining regions: the Eeyou Istchee James Bay Region of Quebec and the Kitikmeot Region in Nunavut. The Company’s vision is to deliver shareholder value by growing our multi-million-ounce gold portfolio through additional significant gold discoveries in Canada.

The Company was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The Company’s registered and records office is located at 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia, V6E 4N7, and its mailing address is 401 Bay Street, 16th Floor, Toronto, Ontario, M5H 2Y4.

At March 31, 2025, the Company had three material mineral projects: Committee Bay in Nunavut, and Eau Claire and Éléonore South in Quebec, which the Company then owned 100% of after acquiring the 49.978% interest previously held by Newmont Corporation (“Newmont”) in February 2024. Additionally, the Company held a 16.05% common share interest in Dolly Varden Silver Corporation (“Dolly Varden”) at March 31, 2025, which owns the Kitsault project in British Columbia, which was lowered to 14.50% after March 31, 2025. The Company’s equity interest in Dolly Varden is accounted for as an investment in associate meaning cost less a share of its losses (or plus its income, if any) as well as any equity dilution implied gains/or losses discussed below and accordingly their carrying value on the financial statements does not reflect any market value of these securities (although the Dolly Varden investment would be written down if the market value of these shares were determined to be persistently lower than their carrying value).

The Company is a junior resource exploration issuer and does not have material revenues nor reportable segments. Its business success must be measured primarily by the success of its exploration programs in establishing that the Company’s mineral properties contain potential commercial deposits of precious metals.

Section 3: Q1 Highlights and subsequent events

3.1	Operational highlights

▪	On February 3, 2025, the Company announced the commencement of a diamond drilling program on the greenfield exploration Éléonore South gold project located in the Eeyou Istchee Territory in the James Bay region of Northern Quebec. Drilling will target robust multi-faceted geological, geophysical, and geochemical gold anomalies within the same sedimentary rock package that hosts the Éléonore Mine. The fully funded first phase drilling campaign will comprise approximately 4,000 – 6,000 metres (m) targeting an interpreted fold nose within the Low Formation sediments. Within the prospective folded stratigraphy are six undrilled priority targets spanning over 3 kilometres (km) of strike length that have been identified through a combination of biogeochemical sampling and interpretation of magnetics and electromagnetics survey data. The first phase of drilling will be focused within a northwest-southeast structural corridor where a strong correlation between anomalous gold, stratigraphy, and structure has been identified. The drill targets occur in a structurally complex setting with little to no outcrop exposure and the targeting model will evolve with each hole drilled. The Company plans to complete approximately 15 of the 77 permitted drill holes as part of the first phase of drilling and will guide additional drilling based on the results and observations from this phase.

3.2	Corporate highlights and subsequent events

▪	On May 8, 2025, the Company sold 1,000,000 common shares of Dolly Varden for net proceeds of $3,626, which will dilute the Company’s interest down to 14.5%.

▪	On April 29, 2025, the Company announced the completion of the corporate acquisition of Quebec Precious Metals Corporation (“QPM”) originally announced on February 26, 2025. Fury acquired all of the issued and outstanding common shares of QPM by issuing an aggregate of 8,394,137 Fury shares on close, valued at $4.533M. The Company thereby acquired three prospective projects (one precious metal, one critical mineral and one base metal) which are not individually material to Fury at this time. The QPM acquisition is not a significant acquisition in accordance with National Instrument 51-102 and therefore, no business acquisition report will be filed.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2025 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	4

▪	On March 26, 2025, the Company announced that director Isabelle Cadieux has resigned from the Fury Board of directors to pursue other opportunities.

Section 4: Projects overview1

1 This does not include any of the projects acquired as part of the QPM transaction referred to previously.

4.1	Indigenous community relations and environmental

The pursuit of environmentally sound and socially responsible mineral development guides all of Fury Gold’s activities as the Company understands the broad societal benefits that responsible mining can bring, as well as the risks that must be managed through the implementation of sustainable development practices. The Company strives to maintain the highest standards of environmental protection and community engagement at all its projects.

The Company considers sustainability to include the pursuit of four mutually reinforcing pillars: environmental and cultural heritage protection; social and community development; economic growth and opportunity; and cultural intelligence development for all employees. The Company assesses the environmental, social, and financial benefits and risks of all business decisions and believes this commitment to sustainability generates value and benefits for local communities and shareholders alike.

The Company’s approach to Indigenous and stakeholder engagement provides opportunities and benefits through:

▪	the provision of jobs and training programs
▪	contracting opportunities
▪	capacity funding for Indigenous engagement
▪	sponsorship of community events

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2025 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	5

▪	supporting professional development opportunities, building cultural and community intelligence capacity.

The Company places a priority on creating mutually beneficial, long-term relationships with the communities in which it operates. Engagement goals include providing First Nations governments, communities, and residents with corporate and project-related information, including details of work programs, collaborative opportunities, and other activities being undertaken in the field.

4.2	Quebec

Fury Gold holds 100% interests in the Eau Claire project as well as interests in seven other properties covering approximately 93,000 hectares within the Eeyou Istchee James Bay region of Quebec. This now includes a 100% interest in the Éléonore South Project. The Eastmain Mine project along with the Ruby Hill East and Ruby Hill West projects are under option to Benz Mining Corp. (“Benz Mining”) whereby Benz Mining has earned a 75% interest in those properties, by completing certain option payments and exploration expenditures, with a further option to increase Benz Mining’s holding to 100% in the Eastmain Mine property upon receipt of a final milestone payment. Benz Mining currently acts as operator and is current with regards to all option payment and expenditure obligations. On December 6, 2024, Ophir Metals Corp. (“Ophir”) provided notice of termination of The Radis project option, this project has returned 100% to the Company with Ophir finalizing the work reporting and claims renewals as required.

4.2.1	Eau Claire

The Eau Claire project is located immediately north of the Paix Des Braves reservoir, 10km northeast of Hydro Quebec’s EM-1 hydroelectric power facility, 80km north of the town of Nemaska, approximately 320km northeast of the town of Matagami, and 800km north of Montreal. This property consists of map-designated claims totaling approximately 23,000 hectares. These claims are held 100% by Fury Gold and are in good standing. Permits are obtained on a campaign basis for all surface exploration, particularly trenching and drilling, undertaken on the property.

The Eau Claire project is underlain by typical Archean greenstone assemblages of the Eastmain Greenstone Belt, which are composed of volcanic rocks of basaltic to rhyolitic composition and related clastic and chemical sedimentary rocks. These rocks have been intruded by an assemblage of mafic to felsic sills, stocks, and dykes. Metamorphism ranges from upper greenschist to amphibolite facies in the greenstone assemblages, while higher-grade facies, up to granulite level, typically characterize the Opinaca sub-province. Archean-aged deformation affects all rocks on the property. Near the Eau Claire deposit, the volcano-sedimentary assemblage has been folded, forming a closed antiform plunging gently to the west. Regional rock foliation and lithology are generally east-west in strike with moderate to sub-vertical southerly dips in the vicinity of the Eau Claire gold deposit.

On May 14, 2024, the Company announced that it had received the results of an updated mineral resource estimate for Eau Claire which resulted in the addition of 307koz Au in the Measured and Indicated category (a 36.0% increase) and 223koz Au in the Inferred category (a 44.6% increase). The Eau Claire project now contains a combined mineral resource of 1.16Moz gold (Au) at a grade of 5.64 g/t Au in the Measured and Indicated category as well as an additional 723koz gold at a grade of 4.13 g/t Au in the Inferred Category.

Combined Mineral Resource Estimate for the Eau Claire Project:

In 2024, the Company completed approximately 3,871 m of Diamond Drilling at the project targeting biogeochemical anomalies within the Percival – Serendipity trend 14km to the east of Eau Claire. The 2024 drill program resulted in the discovery of high-grade gold mineralization at Serendipity with two intercepts: 3m of 12.16 g/t gold and 1m of 5.27 g/t gold separated by over 2 km of prospective stratigraphy. The 2024 drilling cost $1,800.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2025 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	6

Percival to Serendipity trend:

The Serendipity Prospect is situated 16 km northeast of the Eau Claire Deposit and 6.5 km north northeast of the Percival Deposit along the Hashimoto Deformation Zone, which is related to the Cannard Deformation Zone, one of the primary controls on gold mineralization within the region. The planned 2024 drilling tested five robust distinct geochemical targets up to 150x background values proximal to the regional scale Hashimoto Deformation Zone within prospective folded stratigraphy across approximately 2 km of strike length. Limited historical drilling near Serendipity intercepted 7.9 m of 1.23 g/t gold; 12.1 m of 1.38 g/t gold and 1.5 m of 4.27 g/t gold.

Fury’s technical team has again proven the effectiveness of drilling biogeochemical anomalies in covered terrain within our project areas and continues to build a better understanding of the combination of pathfinder elements and structural controls on the gold mineralization along the Percival to Serendipity trend. Broad low-grade gold mineralization occurs along well-defined structural splays sub-parallel to the regional Cannard and Hashimoto Deformation Zones. Certain elemental associations, most notably Arsenic, Bismuth, and Tungsten, are proving to be important pathfinders for gold mineralization. Higher-grade gold within the broader corridor is controlled by secondary shearing and is identified by the high degree of silicification and alteration. The proximity of the main Cannard and Hashimoto Deformation Zones varies from one target to the other and Fury believes the varying degrees of deformation are an important control on both gold mineralization and the potential preservation of a sizeable, mineralized body.

The Company expects to incur approximately $35 annually in project maintenance costs, including certain mineral claims payments, in order to keep the properties in good standing in 2025.

Eau Claire resource estimate technical report

The Eau Claire resource estimation was completed by Maxime Dupere, Geologist, Ben Eggers, Geologist, and Sarah Dean, Geologist, all with SGS Geological Services (“Mineral Resource Estimate Update for the Eau Claire Project, Eeyou Istchee James Bay Region of Quebec, Canada” is dated June 25, 2024, has an effective date of May 10, 2024, and filed on SEDAR+).

4.2.2	Éléonore South

On March 1, 2024, Fury Gold completed the purchase of Newmont Corporation’s 49.978% interest in the Éléonore South project for $3,000 consolidating Fury’s interest in the project to 100%.

The Éléonore South property is strategically located in an area of prolific gold mineralization within the Eeyou Istchee James Bay gold camp and is locally defined by Newmont’s Éléonore mine and Sirios Resources’ Cheechoo deposit. Exploration over the past 13 years has largely been focused on the extension of the Cheechoo deposit mineralization within the portion of the Cheechoo Tonalite on the Property. Approximately 27,000m of drilling in 172 drill holes, covering only a small proportion of the property at the Moni and JT prospects has been completed. Notable drill intercepts include 53.25m of 4.22 g/t gold (Au); 6.0m of 49.50 g/t Au including 1.0m of 294 g/t Au and 23.8m of 3.08 g/t Au including 1.5m of 27.80 g/t Au.

On March 5, 2024, the Company announced that it has identified a robust biogeochemical gold anomaly within the same sedimentary rock package that hosts Newmont’s Éléonore Mine at the Éléonore South project. The orientation level biogeochemical sampling survey was designed to target an interpreted fold nose within the Low Formation sediments in an area where conventional soil or till sampling was not possible due to the ground conditions. The targeted area exhibited similar geological, geophysical, and structural characteristics to those present at the nearby Éléonore Mine. The identified anomaly is up to 200x the background value in gold and outlines the folded sedimentary package.

On March 20, 2024, Fury announced its intention to commence diamond core drilling operations at the Éléonore South gold project. The diamond drilling program commenced in late March and will comprise approximately 2,000 metres (m) focussed on the Moni showing trend where previous drilling intercepted up to; 53.25 m of 4.22 g/t gold (Au); 6.0 m of 49.50 g/t Au including 1.0 m of 294 g/t Au and 23.8 m of 3.08 g/t Au including 1.5 m of 27.80 g/t Au, several of which remain open.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2025 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	7

On June 4, 2024, Fury announced the results from its Spring 2024 diamond core drilling program at the Éléonore South gold project. The Spring 2024 diamond drilling program comprised 2,331.4 m completed in seven diamond drill holes testing 2.3 km of strike along the JT – Moni Trend. The drilling targeted 100 to 125 m downdip extensions from historical drilling. All seven drill holes intercepted anomalous gold mineralization including 137.5 m of 0.44 g/t gold and 18.7 m of 0.97 g/t from drill hole 24ES-161, 115.5 m of 0.50 g/t gold from drill hole 24ES-162 and, 28.0 m of 0.47 g/t gold from drill hole 24ES-160. The limited drilling completed confirms that the gold mineralization hosted within the Cheechoo tonalite remains open.

On October 7, 2024, the Company announced the discovery of high-grade lithium outcrop on the western claim block of its 100% owned Éléonore South project in the Eeyou Istchee Territory in the James Bay region of Quebec. The outcrop sampling program targeted the historical Fliszar showing lepidolite bearing pegmatite as well as new rock exposures over an area of approximately 1000 x 500 metres (m) resulting in the collection of 34 samples. Seven samples returned high-grade values above 1.75% lithium oxide (Li2O) with a peak value of 4.67% Li2O. The Company’s focus remains on the gold prospectivity of the Éléonore South project; however, the announced lithium results provide additional exploration targets as the overall project is advanced.

On November 12, 2024, the Company announced the finalization of drill targeting at the Éléonore South gold project in the Eeyou Istchee Territory in the James Bay Region of Quebec. Drilling will target robust geochemical gold anomalies within the same sedimentary rock package that hosts Newmont’s Éléonore Mine. The completed biogeochemical sampling survey covered an interpreted fold nose within the Low Formation sediments where an orientation level study identified a large-scale gold anomaly in a similar geological, geophysical, and structural setting to that of the nearby Éléonore Mine. Six priority drill targets across over 3 kilometres (km) of prospective folded sedimentary stratigraphy have been identified. These six targets encompass multi point gold anomalies above the 90th percentile of the data and correlate with moderate pathfinder elemental anomalies, most notably arsenic which is associated with gold mineralization at the Éléonore Mine. The Company has mobilized crews during February 2025 for an initial fully funded 3,000 – 5,000 metre (m) diamond drilling program.

On February 3, 2025, the Company announced the commencement of a diamond drilling program on the greenfield exploration Éléonore South gold project located in the Eeyou Istchee Territory in the James Bay region of Northern Quebec. Drilling will target a combination of geological, geophysical, and geochemical gold anomalies within the same sedimentary rock package that hosts the Éléonore Mine. The fully funded first phase drilling campaign will comprise approximately 4,000 – 6,000 metres (m) targeting an interpreted fold nose within the Low Formation sediments. Within the prospective folded stratigraphy are six undrilled priority targets spanning over 3 kilometres (km) of strike length that have been identified through a combination of biogeochemical sampling and interpretation of magnetics and electromagnetics survey data. The first phase of drilling will be focused within a northwest-southeast structural corridor where a strong correlation between anomalous gold, stratigraphy, and structure has been identified. The drill targets occur in a structurally complex setting with little to no outcrop exposure and the targeting model will evolve with each hole drilled. The Company plans to complete approximately 15 of the 77 permitted drill holes as part of the first phase of drilling and will guide additional drilling based on the results and observations from this phase.

In addition to the Éléonore style biogeochemical targets several gold in-till anomalies remain undrilled throughout the project. These gold in-till anomalies have similar geological and geochemical characteristics to the Cheechoo style of mineralization.

The Company expects to incur approximately $35 annually in project maintenance costs, including certain mineral claims payments, in order to keep the properties in good standing in 2025.

4.3	Nunavut

Committee Bay and Gibson MacQuoid Projects

The Committee Bay project comprises approximately 250,000 hectares situated along the Committee Bay Greenstone Belt located 180km northeast of the Meadowbank mine operated by Agnico Eagle Mines Limited. The Committee Bay belt comprises one of a number of Archean-aged greenstone belts occurring within the larger Western Churchill province of northeastern Canada. The Committee Bay project is held 100% by the Company, subject to a 1% Net Smelter Return (“NSR”), and an additional 1.5% NSR payable on only 7,596 hectares which may be purchased within two years of the commencement of commercial production for $2,000 for each one-third (0.5%) of the NSR.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2025 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	8

On October 24, 2024, the Company announced the results from the summer exploration program at its 100% Committee Bay project in the Kitikmeot Region of Nunavut. The 2024 exploration program defined three drill ready shear zone hosted targets advanced through a combination of till sampling, rock sampling and geological mapping:

▪	Three Bluffs Shear, where drilling in 2021 intercepted 13.93 g/t Au over 10 metres (m) (see news release dated December 1, 2021);
▪	Raven Shear where 7 rock samples have averaged 16.12 g/t gold; and
▪	Burro West where a 300 by 300 m discrete >90th percentile gold in till anomaly has been defined with a peak value of 50 ppb gold.

The Company expects to incur approximately $160 in annual mineral claims expenditures in 2025, in order to keep the property in good standing. Payments totalling $157 were made during the year ended December 31, 2024, in respect of these mineral claims.

Committee Bay resource estimate and technical report

Three Bluffs resource estimations were completed by APEX Geoscience Ltd. (“APEX”) (see the Technical Report on the Committee Bay Project, Nunavut Territory, Canada, dated September 11, 2023, and filed under Fury’s SEDAR+ profile). It supersedes prior all previous Committee Bay technical reports.

Section 5: Review of quarterly financial information

Three months ended:	Interest income	Net Loss(1)		Comprehensive loss(1)	Loss per share ($/share)
March 31, 2025	$44	$2,991		$2,993	$0.02
December 31, 2024	60	101,256		101,257	0.68
September 30, 2024	75	2,673		2,673	0.02
June 30, 2024	82	3,496		3,497	0.02
March 31, 2024	82	714	(1)	715	0.01
December 31, 2023	119	4,609		4,612	0.03
September 30, 2023	162	6,650		6,649	0.05
June 30, 2023	188	3,293		3,296	0.02

(1) Certain periods have been restated within this document to correct a misstatement which was identified in the fourth quarter of 2024. See section 5.2 below for details

5.1	Three months ended March 31, 2025, compared to three months ended March 31, 2024

During the three months ended March 31, 2025, the Company reported net loss of $2,991 and loss per share of $0.02 compared to a net loss of $714 and loss per share of $0.01 for the three months ended March 31, 2024. The significant drivers of the change in total net loss were as follows:

Operating expenses:

▪	Exploration and evaluation costs increased to $2,161 for the three months ended March 31, 2025 compared to $791 for the three months ended March 31, 2024. The higher exploration expense in the first quarter of 2025 was a result of the 4,000 – 6,000 metres diamond drilling program at the Éléonore South property, whereas works in the first quarter of 2024 were limited to reviewing drill results and working on a resource update;

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2025 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	9

▪	Legal and professional fees increased to $182 for the three months ended March 31, 2025 compared to $144 for the three months ended March 31, 2024. The higher costs in 2025 were primarily due to legal fees associated with additional corporate and regulatory matters compared to the prior year; and

▪	Marketing and investor relations costs increased to $246 for the three months ended March 31, 2025 compared to $135 for the three months ended March 31, 2024. The increase in costs was due to increased strategic investor relations events conducted in the first quarter of 2025 as compared to the first quarter of 2024.

Other (income) expenses, net:

▪	Amortization of flow-through share premium increase to $773 for the three months ended March 31, 2025 as compared to $280 for the three months ended March 31, 2024 was a direct result of the higher exploration expense due to the diamond drilling program at the Éléonore South property in 2025;

▪	Gain on investments of $757 for the three months ended March 31, 2024, was a result of the Company’s disposition of Dolly Varden shares during the period which included a $220 deemed gain on dilution, whereas in the current year period there was a $76 loss due to dilution on the investment; and

▪	Net gain on marketable securities of $61 for the three months ended March 31, 2025 compared to $398 for the three months ended March 31, 2024 was primarily due to in Q1 2024, there was a significant upturn in market value of certain securities within the lithium exploration space of which the Company had significant holdings, whereas in the current period there were small gains across multiple investments.

5.2	Revision of prior period unaudited interim financial statements

In preparing the consolidated financial statements for the year ended December 31, 2024, the Company identified an error in its previously issued unaudited consolidated quarterly financial statements for the periods ended March 31, 2024 and September 30, 2024. The carrying value of our investment in associates may also change as a result of effective increase or decrease in the investor’s ownership interest, with gains or losses arising as a result being recognized in profit or loss. In certain circumstances, our interest in the associates can change without us directly purchasing or selling shares, for example in the events of share issuances in which we do not participate. The error resulted in a misstatement of gain/loss on investments and investments in associates relating to the Company’s investment in Dolly Varden, specifically an understatement of dilution gain on the consolidated statement of (earnings) loss and comprehensive (income) loss, as well as an understatement of our investment in associate balance on the statement of financial position. The error had no cash impact on our financial statements. The impact of the revisions to the periods presented in this report are as follows:

	As reported	Adjustment	Revised
Revised Statement of Financial Position as of March 31, 2024
Investment in associates	32,638	220	32,858
Total assets	188,023	220	188,243
Deficit	(149,988)	220	149,768
Total equity	182,356	220	182,576

Revised Consolidated Statements of Loss and Comprehensive Loss for the three months ended March 31, 2024
Gain on investments	(537)	(220)	(757)
Net loss	934	(220)	714
Total comprehensive loss	935	(220)	715

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2025 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	10

Revised Statement of Financial Position as of September 30, 2024
Investment in associates	29,341	2,000	31,341
Total assets	184,099	2,000	186,099
Deficit	(157,932)	2,000	(155,932)
Total equity	177,526	2,000	179,526

Revised Consolidated Statements of Loss and Comprehensive Loss for the three months ended September 30, 2024
Gain on investments	—	(1,780)	(1,780)
Net loss	4,453	(1,780)	2,673
Total comprehensive loss	4,453	(1,780)	2,673

Revised Consolidated Statements of Loss and Comprehensive Loss for the nine months ended September 30, 2024
Gain on investments	(538)	(2,000)	(2,538)
Net loss	8,881	(2,000)	6,881
Total comprehensive loss	8,883	(2,000)	6,883

Section 6: Financial position, liquidity, and capital resources

	At March 31 2025	At December 31 2024
Cash	$2,316	$4,912
Restricted cash	144	144
Marketable securities	2,420	2,358
Other investments (1)	2,063	2,063
Other assets	1,189	979
Mineral property interests	44,592	45,200
Investments in associates	29,079	29,456
Current liabilities	1,965	1,864
Non-current liabilities	4,477	5,045
Working capital surplus (2)	5,450	8,045
Accumulated deficit	260,213	257,192

(1) Investment in unlisted shares of Alsym Energy Inc.

(2) Defined as total current assets less total current liabilities

Three months ended March 31:	2025	2024
Cash used in operating activities	(2,543)	(1,358)
Cash used in investing activities	(3)	(176)
Cash used in financing activities	(48)	(47)

6.1	Cash flows

During the three months ended March 31, 2025, the Company used cash of $2,543 in operating activities compared to $1,358 during the three months ended March 31, 2024. The cash outflow for 2025 was higher primarily due to higher exploration activities and higher employee costs compared to the first quarter of 2024.

During the three months ended March 31, 2025, the Company used cash in investing activities of $3, representing equipment additions partially offset by interest income. During the three months ended March 31, 2024, the Company used cash in investing activities of $176, representing mainly the net receipts of $3,820 for selling Dolly Varden shares offsetting by mineral property additions of $3,022 and net marketable security additions of $1,056.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2025 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	11

During the three months ended March 31, 2025 and 2024, cash used by financing activities were $48 and $47, respectively, both representing lease payments.

6.2	Contractual commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and commitments as at March 31, 2025, shown in contractual undiscounted cashflows:

	Within 1 year	2 to 3 years	Over 3 years	At March 31 2025	At December 31 2024
Accounts payable and accrued liabilities	$1,774	$—	$—	$1,774	$855
Quebec flow-through expenditure requirements	171	—	—	171	944
Undiscounted lease payments	16	—	—	16	65
Total	$1,961	$—	$—	$1,961	$1,864

The Company also makes certain payments arising on mineral claims and leases on an annual or bi-annual basis to ensure all the Company’s properties remain in good standing. The Company estimates that $477 of payments arising on mineral claims and leases will be payable during the year ended December 31, 2025.

In addition, the Company is committed to certain office rental expense in respect of shared head office premises as noted in section 8.

6.3	Summary of mineral property interests

A summary of the carrying amounts of the Company’s mineral property interests is as follows:

	Quebec	Nunavut	Total
Balance at December 31, 2023	$122,978	$19,661	$142,639
Additions	3,030	—	3,030
Change in estimate of provision for site reclamation and closure	(23)	427	404
Impairment	(88,885)	(11,988)	(100,873)
Balance at December 31, 2024	$37,100	$8,100	$45,200
Change in estimate of provision for site reclamation and closure	(691)	83	(608)
Balance at March 31, 2025	$36,409	$8,183	$44,592

On February 29, 2024, the Company, and its joint operation partner Newmont, through their respective subsidiaries, closed a transaction whereby the Company acquired 100% control of the joint operation interests, the Éléonore South project, consolidating these properties into the Company’s portfolio at which time the joint venture operation was dissolved. The 49.978% that Newmont held was acquired by the Company for $3,000 while incurring $30 in transaction costs. As part of the same transaction, the Company also acquired a 10.9% interest in Sirios for $1,300 which is held as marketable securities.

The Company’s market capitalization has persistently been below the carrying value of its mineral properties over the last few years, and, accordingly, the Company engaged a third-party valuation specialist to conduct a review to determine a more reflective carrying value of these mineral property interests. The resulting report recommended an impairment charge to better reflect their values. Management, therefore, deemed it was necessary to record a impairment charge of $100,873 for the year ended December 31, 2024, as described in section 6.7.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2025 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	12

6.4	Capital resources

The Company proactively manages its capital resources and makes adjustments in light of changes in the economic environment and the risk characteristics of the Company’s assets. To effectively manage its capital requirements, the Company has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current project plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, including contractual commitments, taking into account its anticipated cash outflows from exploration activities and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at the date of this MD&A, the Company expects its existing capital resources to support certain planned activities for the next 12 months at the Eau Claire and Éléonore South projects and short-term contractual commitments. The Company’s ability to undertake further project expansionary plans is dependent upon the Company’s ability to obtain adequate financing in the future. While the Company has been successful at raising capital in the past, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

June 2024 financing

In June 2024 the Company issued 5,320,000 flow-through shares for gross proceeds of $5,001 (“June 2024 Offering”). Share issue costs related to the June 2024 Offering totaled $533, which included $300 in commissions and $233 in other issuance costs. The proceeds of the June 2024 Offering will be used for the Company’s exploration program in Quebec.

Reconciliation of use of fund of 2024 funding

Fury’s stated use of proceeds for the June 2024 Offering were for (i) exploration at Eau Claire, (ii) Geochemical sampling and exploration at Éléonore South. The funds raised and the application of these funds and working capital is summarized below.

	Q2 2024	Q3 2024	Q4 2024	Q1 2025
Quebec explorations	(456)	(1,773)	(626)	(1,710)
G&A expenditures	—	—	—	—
Total	(456)	(1,773)	(626)	(1,710)
Amount raised	4,565	—	—	—
Remaining to be spent	4,109	2,336	1,710	—

The Company use of fund from the 2024 financing is summarized below:

Financing	Intended Use of Funds ($,000)	Actual Use of Proceeds	Variance and Impact on Business Objectives and Milestones
June 2024 Financing: • Issuance of 5,320,000 “flow-through” Common Shares for net proceeds of $4,565	• $2,500 for exploration on Eau Claire Project • $2,000 to $2,500 for exploration at Éléonore South	Work commenced at Eau Claire at the end of Q2 2024 while drilling at Elenore South commenced in February 2025	No variance. Planned exploration programs were completed.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2025 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	13

Exercise of share options and warrants

During the three months ended March 31, 2025, there were no exercises of share options and warrants.

As at March 31, 2025, the share options and warrants outstanding were as follows:

	Share options outstanding			Share options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
$0.53 – $1.00	3,945,500	0.82	2.70	3,811,750	0.82	2.64
$1.00 – $1.85	2,800,672	1.09	1.78	2,800,672	1.09	1.78
$2.05	1,520,000	2.05	0.56	1,520,000	2.05	0.56
	8,266,172	1.14	1.99	8,132,422	1.15	1.95

The number of share purchase warrants outstanding at March 31, 2025 was as follows:

	Warrants outstanding	Exercise price ($/share)
Outstanding, December 31, 2023	7,461,450	$1.20
Expired	(7,461,450)	1.20
Outstanding, December 31, 2024 and March 31, 2025	—	—

On January 9, 2025, the Company issued 590,000 DSU’s to directors and 1,142,500 RSU’s to officers, and employees. The DSU’s and RSU’s were issued in accordance with the Company’s LTI plan (note 18), with a grant-date fair value of $0.55 per unit, one third vesting annually on the anniversary and to be paid out as fully paid shares. The Company also approved 80,000 stock options, vesting over 18 months with an exercise price of $0.60 per option, to certain UMS employees and service providers.

As at March 31, 2025, there were 8,266,172 share options with a weighted average exercise price of $1.14 and nil warrants outstanding.

6.5	Capital structure

Authorized: Unlimited common shares without par value. Unlimited preferred shares – nil issued and outstanding.

Number of common shares issued and outstanding as at March 31, 2025: 151,938,300

Number of common shares issued and outstanding as at May 14, 2025: 160,332,345

Section 7: Financial risk summary

As at March 31, 2025, the Company’s financial instruments consist of cash, marketable securities, other investments, accounts receivable, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments, other than the marketable securities and other investments, approximate their carrying values due to their short term to maturity. The Company’s marketable securities, representing investments held in publicly traded entities, were classified as level 1 of the fair value hierarchy and measured at fair value using their quoted market price at period end. The Company’s other investments, representing investments held in private entities, were classified as level 3 of the fair value hierarchy and measured at fair value based on unobservable inputs.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2025 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	14

The Company’s financial instruments are exposed to certain financial risks, primarily liquidity risk, credit risk and market risk, including price risk. Details of the primary financial risks that the Company is exposed to are available in the notes to the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2025.

Section 8: Related party transactions and balances

8.1	UMS

The Company owns 25% of the shares of Universal Mineral Services Ltd (“UMS “) with the other 75% owned by three other mineral exploration companies. UMS is a private company through which its shareholders, including Fury Gold, share geological, financial, and transactional advisory services as well as administrative services on a full, cost recovery basis. This allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing 180 days’ notice.

All transactions with UMS have occurred in the normal course of operations, and all amounts owing to or from UMS are unsecured, non-interest bearing, and have no specific terms of settlement, unless otherwise noted.

	Three months ended March 31
	2025	2024
Exploration and evaluation costs	$37	$58
General and administration	46	73
Total transactions for the period	$83	$131

The outstanding balance owing at March 31, 2025, was $nil (December 31, 2024 – $90) which is included in accounts payable.

As part of the UMS arrangement, the Company is contractually obliged to pay certain rental expenses in respect of a ten-year office lease entered into by UMS on July 1, 2021. As at March 31, 2025, the Company expects to incur approximately $87 in respect of its share of future rental expense of UMS.

The Company issues share options to certain UMS employees, including key management personnel of the Company. The Company recognized a share-based compensation expense of $5 for the three months ended March 31, 2025, in respect of share options issued to UMS employees (March 31, 2024 recovery - $4) which is included within employee benefits and exploration and evaluation costs.

8.2	Key management personnel

Key management personnel include Fury Gold’s board of directors and certain executive officers of the Company, including the Chief Executive Officer and Chief Financial Officer.

The remuneration of the Company’s key management personnel was as follows:

	Three months ended March 31
	2025	2024
Short-term benefits provided to executives (a)	$267	$215
Directors’ fees paid to non-executive directors	70	35
Share-based payments	142	147
Total	$479	$397

(a) Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the consolidated statement of financial position, and other annual employee benefits.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2025 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	15

Section 9: Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS Accounting Standards as issued by the IASB requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

In preparing the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2025, the Company applied the material accounting policy information and critical accounting estimates and judgements disclosed in notes 3 and 5 of its consolidated financial statements for the year ended December 31, 2024.

Application of new and revised accounting standards

On August 14, 2023, the IASB issued “Lack of Exchangeability (Amendments to IAS 21)” with amendments to clarify the accounting when there is a lack of exchangeability. The amendments to IAS 21 are effective for annual periods beginning on or after January 1, 2025, with earlier application permitted. The adoption of the new standard did not have an impact on the financial statements of the Company.

New and amended standards not yet effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods beginning after December 31, 2025. The Company has not early adopted any of these pronouncements, and they are not expected to have a significant impact in the foreseeable future on the Company's consolidated financial statements once adopted.

On May 30, 2024, the IASB issued “Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)” to address matters identified during the post-implementation review of the classification and measurement requirements in IFRS 9 Financial Instruments and related requirements in IFRS 7 Financial Instruments: Disclosures. The amendments are effective for reporting periods beginning on or after January 1, 2026. Early application is permitted. The Company is currently evaluating the impact of the new standard on its financial statements.

On April 9, 2024, the IASB issued a new standard, called IFRS 18 Presentation and Disclosure in Financial Statements, which applies to an annual reporting period beginning on or after January 1, 2027, with earlier application permitted. IFRS 18 includes requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements. The Company is currently evaluating the impact of the new standard on its financial statements.

Section 10: Controls and procedures

Internal control over financial reporting

Internal control over financial reporting (“ICFR”) includes those policies and procedures that:

▪	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

▪	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2025 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	16

▪	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company assets, or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

It is management’s responsibility to establish and maintain adequate ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the IASB.

Management evaluated the design and operating effectiveness of the Company’s internal control over financial reporting based on the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the CEO and CFO concluded that such ICFR were not effective at the reasonable assurance level as of December 31, 2024.

Disclosure controls and procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws. As of December 31, 2024, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the CEO and CFO, of the effectiveness of the Company's DC&P, as defined in the applicable Canadian and U.S. securities laws. Based on that evaluation, the CEO and CFO concluded that such DC&P were not effective at the reasonable assurance level as of December 31, 2024, due to the material weakness in our internal control over financial reporting as described below.

Material Weakness in Internal Control Over Financial Reporting

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In the fourth quarter of 2024, management determined that there was a material weakness in the Company’s ICFR and DC&P related to the review of complex accounting transactions outside of the normal course of the Company’s operations. Specifically, we did not design and maintain controls to timely analyze and report dilution gains or losses resulting from changes in ownership in associates accounted for using the equity method.

This control deficiency resulted in a misstatement of gain on investments and investments in associates relating to the Company’s investment in Dolly Varden, specifically an understatement of dilution gains on the consolidated statement of (earnings) loss and comprehensive (income) loss, as well as an understatement of the investment in associate balance in the statement of financial position, which management corrected via revision as noted in section 5.2.

Remediation Plan for the Material Weakness

The Company continues to focus on designing and implementing effective internal controls to improve our ICFR and remediate the material weakness. Our efforts include:

▪	designing and implementing controls related to the review of complex accounting transactions outside of the normal course of the Company’s operations. Specifically, design and maintain controls to timely analyze and report dilution gains or losses resulting from changes in ownership in associates accounted for using the equity method;

▪	hiring a third-party specialist to assist with the design of these controls.

The process of designing and maintaining effective ICFR is a continuous effort that requires management to anticipate and react to changes in its business, economic and regulatory environments and to expend significant resources. As we continue to evaluate our ICFR, we may take additional actions to remediate the material weakness or modify the remediation actions described above.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2025 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	17

While management continues to devote significant time and attention to these remediation efforts, the material weakness will not be considered remediated until management completes the design and implementation of the actions described above, controls are in operation for a sufficient period of time, and management has concluded, through testing, that these controls are effective.

Changes in Internal Control over Financial Reporting

Other than the material weakness and remediation efforts described in “Material Weakness in Internal Control over Financial Reporting” and “Remediation Plan for the Material Weakness” above, there were no changes in the Company’s ICFR (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three months ended March 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases, and other information are available on SEDAR+ at www.sedarplus.com.

On behalf of the Board of Directors,

“Forrester A. Clark”

Forrester A. Clark

Chief Executive Officer

May 14, 2025

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2025 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	18